Exhibit 99.3

SOPHiA GENETICS Reports First Quarter 2024 Results
Consistent Operational Execution; Robust New Business Momentum; Guidance Reaffirmed

BOSTON, United States and ROLLE, Switzerland, May 7, 2024 — SOPHiA GENETICS (Nasdaq: SOPH), a cloud-native software company and leader in data-driven medicine, today reported financial results for the first quarter ended March 31, 2024.
First Quarter 2024 Financial Highlights
•Revenue grew 13% year-over-year to $15.8 million; Constant currency revenue excluding COVID-related revenue grew 12% year-over-year
•Gross margins were 65.9% on a reported basis and 70.5% on an adjusted basis
•Operating loss was $18.8 million on a reported basis and $14.1 million on an adjusted basis, representing year-over-year improvements of 3% and 13%, respectively
•Reiterated full-year guidance, including revenue growth of 25% to 30%, adjusted gross margin of 72.5% to 72.7%, and adjusted operating loss between $45 million and $50 million
•Entered into an agreement with Perceptive Advisors for up to $50 million in debt financing to provide additional capital flexibility to accelerate our growth and buttress our already strong balance sheet

"We delivered solid achievements in Q1 to fuel future growth, including the signing of 27 new core genomics customers, the official launch of MSK-ACCESS® powered with SOPHiA DDMTM, which has already gained remarkable traction worldwide, and new milestones working with BioPharma partners to diversify and expand the SOPHiA DDMTM network into locations such as Africa for the first time," said Jurgi Camblong, PhD., Chief Executive Officer and Co-founder. "Beyond those achievements, I am especially proud of our ability to continue to grow sustainably as we recorded yet another quarter of notable bottom-line improvements with adjusted operating loss improving 13% year-over year.”

Camblong added, "Looking forward to the rest of 2024, our team will remain laser-focused on onboarding the influx of new customers who have adopted SOPHiA DDMTM over the past two quarters, while also continuing to build off of the significant momentum of our new Liquid Biopsy offering with the launch of MSK-ACCESS® powered with SOPHiA DDMTM.”

Business Highlights

Expanding usage of SOPHiA DDM™ worldwide
•Reached 463 core genomics customers as of March 31, 2024, who use SOPHiA DDMTM regularly to analyze cases of cancer and rare disease, up from 437 customers at the end of Q1 2023
•Performed approximately 84,000 analyses on SOPHiA DDMTM in Q1 2024, representing 9% year-over-year analysis volume growth or 11% growth when excluding COVID-related analyses
•Officially launched the Liquid Biopsy application, MSK-ACCESS® powered with SOPHiA DDM™, at the end of April; Capitalized on strong market demand and signed 9 customers pre-launch

Accelerating adoption of SOPHiA DDM™ by landing new Clinical customers
•Landed 27 new core genomic customers in Q1 2024 who will implement SOPHiA DDM™ over the next several months, representing the second consecutive quarter of strong new business growth
•Continued building momentum in the U.S. market with 34% year-over-year analysis volume growth in Q1 2024, 27% year-over-year revenue growth, and the signing of major, new U.S. healthcare institutions such as Mayo Clinic, one of the top-ranked academic medical centers in the world, who is adopting SOPHIA DDMTM’s capabilities in Oncology starting with HemOnc applications
•Added 3 new countries to the SOPHiA DDMTM network with the signing of new customers in Romania, Norway, and Nigeria
•Signed our first SOPHiA DDMTM customer in Africa, with the addition of Syndicate Bio, a precision medicine lab in Nigeria that aims to provide cancer diagnosis and treatment to the over 1 million cancer patients in Africa each year; Syndicate Bio is the first lab in Africa to adopt MSK-ACCESS® powered with SOPHiA DDMTM as part of our monumental collaboration with MSK and AstraZeneca, which aims to advance health equity on a global scale by expanding access to comprehensive cancer testing
•Continued gaining traction with the U.K.’s National Health Service (“NHS”) with the signing of Synnovis, a London-based lab providing services to the NHS, who will be adopting SOPHiA DDMTM’s new Liquid Biopsy applications

Leveraging SOPHiA DDMTM to deliver value to BioPharma partners
•Finalized agreement with AstraZeneca to sponsor the deployment of MSK-ACCESS® powered with SOPHiA DDMTM to numerous institutions across the globe in 2024
•Signed our first ever Breast Cancer Pilot project leveraging SOPHiA DDMTM’s multimodal algorithms and factories to identify predictive signatures of response to therapy which could lead to better, more personalized treatment of patients with advanced hormone-positive breast cancer

Growing sustainably by maintaining an obsession on operational excellence
•Remained laser-focused on operational excellence by improving adjusted operating loss 13% year-over-year in Q1 2024 and maintaining adjusted gross margin above 70%
•Reaffirmed commitment to grow sustainably and achieve adjusted operating profitability in the next 2+ years

Strengthening our capital position to support future growth initiatives
•Entered into a new, five-year senior secured credit facility with Perceptive Advisors on May 2, 2024; the agreement provides access of up to $50 million in debt financing, consisting of an initial tranche of $15 million, and an additional tranche of $35 million available for draw through March 2026
•Interest is payable in cash on the outstanding principal amount at a per annual rate equal to the sum of the higher of the applicable secured overnight financing rate (“SOFR”) or the minimum floor rate of 4.00% plus 6.25%
•Under the terms of the agreement, Perceptive has been issued warrants to purchase 400,000 shares of the Company’s stock as of the closing date, with an exercise price equal to the 10-day volume weighted average price (“VWAP”) preceding the closing date. Warrants to purchase 200,000 shares will be issued immediately, and warrants to purchase an additional 200,000 will be issued upon drawing of the subsequent tranche

2024 Financial Outlook
Based on information as of today, SOPHiA GENETICS is reaffirming our previously provided guidance of:
•Revenue between $78 million and $81 million, representing growth of 25% to 30% compared to full year 2023 revenue
•Adjusted gross margin between 72.5% and 72.7%, compared to 72.2% in FY 2023
•Adjusted operating loss between $45 million and $50 million, compared to $55.9 million in FY 2023

Other than with respect to revenue, the Company only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking adjusted gross margin (non-IFRS measure) to gross margin (the most comparable IFRS financial measure), due to the inherent difficulty in forecasting and quantifying amortization of capitalized research & development expenses that are necessary for such reconciliation. In addition, the Company does not provide a reconciliation of forward-looking adjusted operating loss (non-IFRS measure) to operating loss (the most comparable IFRS financial measure), due to the inherent difficulty in forecasting and quantifying amortization of capitalized research & development expenses and intangible assets, share-based compensation expenses, and non-cash portion of pensions paid in excess of actual contributions, that are necessary for such reconciliation.

Earnings Call and Webcast Information

SOPHiA GENETICS will host a conference call and live webcast to discuss the first quarter 2024 results on Tuesday, May 7, 2024, at 8:00 a.m. (08:00) Eastern Time / 2:00 p.m. (14:00) Central European Time. The call will be webcast live on the SOPHiA GENETICS Investor Relations website, ir.sophiagenetics.com. Additionally, an audio replay of the conference call will be available on the SOPHiA GENETICS website after its completion.

Non-IFRS Financial Measures

To provide investors with additional information regarding the company’s financial results, SOPHiA GENETICS has disclosed here and elsewhere in this earnings release the following non-IFRS measures:
•Adjusted gross profit, which the company calculates as revenue minus cost of revenue adjusted to exclude amortization of capitalized research and development expenses;
•Adjusted gross profit margin, which the company calculates as adjusted gross profit as a percentage of revenue;
•Adjusted operating loss, which the company calculates as operating loss adjusted to exclude amortization of capitalized research and development expenses, amortization of intangible assets, share-based compensation expense, and non-cash portion of pensions expense paid in excess of actual contributions to match the actuarial expense.
These non-IFRS measures are key measures used by SOPHiA GENETICS management and board of directors to evaluate its operating performance and generate future operating plans. The exclusion of certain expenses facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and certain variable charges. Accordingly, the company believes that these non-IFRS measures provide useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and board of directors.
These non-IFRS measures have limitations as financial measures, and you should not consider them in isolation or as a substitute for analysis of SOPHiA GENETICS’ results as reported under IFRS. Some of these limitations are:
•These non-IFRS measures exclude the impact of amortization of capitalized research and development expenses and intangible assets. Although amortization is a non-cash charge, the assets being amortized may need to be replaced in the future and these non-IFRS measures do not reflect capital expenditure requirements for such replacements or for new capital expenditures;
•These non-IFRS measures exclude the impact of share-based compensation expenses. Share-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in the company’s business and an important part of its compensation strategy;
•These non-IFRS measures exclude the impact of the non-cash portion of pensions paid in excess of actual contributions to match actuarial expenses. Pension expenses have been, and will continue to be for the foreseeable future, a recurring expense in the business; and
•Other companies, including companies in the company’s industry, may calculate these non-IFRS measures differently, which reduces their usefulness as comparative measures.
Because of these limitations, you should consider these non-IFRS measures alongside other financial performance measures, including various cash flow metrics, net income and other IFRS results.
The tables below provide the reconciliation of the most comparable IFRS measures to the non-IFRS measures for the periods presented.
Presentation of Constant Currency Revenue and Excluding COVID-19-Related Revenue
SOPHiA GENETICS operates internationally, and its revenues are generated primarily in the U.S. dollar, the euro and Swiss franc and, to a lesser extent, British pound, Australian dollar, Brazilian real, Turkish lira and Canadian dollar depending on the company’s customers’ geographic locations. Changes in revenue include the impact of changes in foreign currency exchange rates. We present the non-IFRS financial measure “constant currency revenue” (or similar terms such as constant currency revenue growth) to show changes in revenue without giving effect to period-to-period currency fluctuations. Under IFRS, revenues received in local (non-U.S. dollar) currencies are translated into U.S. dollars at the average monthly exchange rate for the month in which the transaction occurred. When the company uses the term “constant currency”, it means that it has translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. The company then calculates the difference between the IFRS revenue and the constant currency revenue to yield the “constant currency impact” for the current period.
The company’s management and board of directors use constant currency revenue growth to evaluate growth and generate future operating plans. The exclusion of the impact of exchange rate fluctuations provides comparability across reporting periods and reflects the effects of customer acquisition efforts and land-and-expand strategy. Accordingly, it believes that this non-IFRS measure provides useful information to investors and others in understanding and evaluating revenue growth in the same manner as the management and board of directors. However, this non-IFRS measure has limitations, particularly as the exchange rate effects that are eliminated could constitute a significant element of its revenue and could significantly impact performance and prospects. Because of these limitations, you should consider this non-IFRS measure alongside other financial performance measures, including revenue and revenue growth presented in accordance with IFRS and other IFRS results.
In addition to constant currency revenue, the company presents constant currency revenue excluding COVID-19-related revenue to further remove the effects of revenues that are derived from sales of COVID-19-related offerings, including a NGS assay for COVID-19 that leverages the SOPHiA DDMTM Platform and related products and solutions analytical capabilities and COVID-19 bundled access products. SOPHiA GENETICS do not believe that these revenues reflect its core business of commercializing its platform because the company’s COVID-19 solution was offered to address specific market demand by its customers for analytical capabilities to assist with their testing operations. The company does not anticipate additional development of its COVID-19-related solution as the pandemic transitions into a more endemic phase and as customer demand continues to decline. Further, COVID-19-related revenues did not constitute, and the company does not expect COVID-19-related revenues to constitute in the future, a significant part of its revenue. Accordingly, the company believes that this non-IFRS measure provides useful information to investors and others in understanding and evaluating its revenue growth. However, this non-IFRS measure has limitations, including that COVID-19-related revenues contributed to the company’s cash position, and other companies may define COVID-19-related revenues differently. Because of these limitations, you should consider this non-IFRS measure alongside other financial performance measures, including revenue and revenue growth presented in accordance with IFRS and other IFRS results.
The table below provides the reconciliation of the most comparable IFRS growth measures to the non-IFRS growth measures for the current period.
About SOPHiA GENETICS

SOPHiA GENETICS (Nasdaq: SOPH) is a cloud-native healthcare technology company on a mission to expand access to data-driven medicine by using AI to deliver world-class care to patients with cancer and rare disorders across the globe. It is the creator of SOPHiA DDM™, a platform that analyzes complex genomic and multimodal data and generates real-time, actionable insights for a broad global network of hospital, laboratory, and biopharma institutions. For more information, visit SOPHiAGENETICS.COM and connect with us on LinkedIn.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding SOPHiA GENETICS future results of operations and financial position, business strategy, products and technology, partnerships and collaborations, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on SOPHiA GENETICS’ management’s beliefs and assumptions and on information currently available to the company’s management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in the company’s filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this press release speak only as of its date. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in the company’s expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Investor Contact:
Kellen Sanger
IR@sophiagenetics.com
Media Contact:
Kelly Katapodis
media@sophiagenetics.com

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Loss
(Amounts in USD thousands, except per share data)
(Unaudited)

	Three months ended March 31,
	2024	2023
Revenue	$15,779	$13,966
Cost of revenue	(5,374)	(4,272)
Gross profit	10,405	9,694
Research and development costs	(9,391)	(9,334)
Selling and marketing costs	(6,951)	(6,424)
General and administrative costs	(12,825)	(13,242)
Other operating income, net	6	19
Operating loss	(18,756)	(19,287)
Interest income, net	758	862
Foreign exchange gains (losses)	4,610	(1,168)
Loss before income taxes	(13,388)	(19,593)
Income tax expense	(316)	(107)
Loss for the period	(13,704)	(19,700)
Attributable to the owners of the parent	(13,704)	(19,700)

Basic and diluted loss per share	$(0.21)	$(0.31)

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Comprehensive Loss
(Amounts in USD thousands)
(Unaudited)

	Three months ended March 31,
	2024	2023
Loss for the period	$(13,704)	$(19,700)
Other comprehensive (loss) income:
Items that may be reclassified to statement of loss (net of tax)
Currency translation differences	(9,393)	1,971
Total items that may be reclassified to statement of loss	(9,393)	1,971
Items that will not be reclassified to statement of loss (net of tax)
Remeasurement of defined benefit plans	(15)	(70)
Total items that will not be reclassified to statement of loss	(15)	(70)
Other comprehensive (loss) income for the period	$(9,408)	$1,901
Total comprehensive loss for the period	$(23,112)	$(17,799)
Attributable to owners of the parent	$(23,112)	$(17,799)

SOPHiA GENETICS SA
Interim Condensed Consolidated Balance Sheets
(Amounts in USD thousands)
(Unaudited)

	March 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	$103,735	$123,251
Accounts receivable	10,890	13,557
Inventory	6,016	6,482
Prepaids and other current assets	4,486	4,757
Total current assets	125,127	148,047
Non-current assets
Property and equipment	6,583	7,469
Intangible assets	26,294	27,185
Right-of-use assets	14,714	15,635
Deferred tax assets	1,716	1,720
Other non-current assets	5,824	6,100
Total non-current assets	55,131	58,109
Total assets	$180,258	$206,156
Liabilities and equity
Current liabilities
Accounts payable	$6,245	$5,391
Accrued expenses	12,908	17,808
Deferred contract revenue	8,336	9,494
Lease liabilities, current portion	2,704	2,928
Total current liabilities	30,193	35,621
Non-current liabilities
Lease liabilities, net of current portion	14,738	15,673
Defined benefit pension liabilities	2,971	3,086
Other non-current liabilities	124	334
Total non-current liabilities	17,833	19,093
Total liabilities	48,026	54,714
Equity
Share capital	4,048	4,048
Share premium	472,031	471,846
Treasury share	(638)	(646)
Other reserves	48,279	53,978
Accumulated deficit	(391,488)	(377,784)
Total equity	132,232	151,442
Total liabilities and equity	$180,258	$206,156

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Cash Flows
(Amounts in USD thousands)
(Unaudited)

	Three months ended March 31,
	2024	2023
Operating activities
Loss before tax	$(13,388)	$(19,593)
Adjustments for non-monetary items
Depreciation	1,158	1,284
Amortization	901	606
Finance (income) expense, net	(5,046)	169
Expected credit loss allowance	(48)	638
Share-based compensation	3,714	2,430
Movements in provisions and pensions	(135)	349
Research tax credit	(104)	(451)
Working capital changes
Decrease (Increase) in accounts receivable	2,168	(3,169)
Increase in prepaids and other assets	(182)	(859)
Decrease in inventory	376	876
(Decrease) Increase in accounts payables, accrued expenses, deferred contract revenue, and other liabilities	(4,058)	2,062
Cash used in operating activities	(14,644)	(15,658)
Income tax paid	(1)	(121)
Interest paid	(147)	(5)
Interest received	953	995
Net cash flows used in operating activities	(13,839)	(14,789)
Investing activities
Purchase of property and equipment	(99)	(508)
Acquisition of intangible assets	(50)	(284)
Capitalized development costs	(1,809)	(935)
Proceeds upon maturity of term deposits	—	16,213
Net cash flow (used in) provided from investing activities	(1,958)	14,486
Financing activities
Proceeds from exercise of share options	188	151
Capitalized borrowing transaction costs	(49)	—
Payments of principal portion of lease liabilities	(735)	(1,086)
Net cash flow used in financing activities	(596)	(935)
Decrease in cash and cash equivalents	(16,393)	(1,238)
Effect of exchange differences on cash balances	(3,123)	695
Cash and cash equivalents at beginning of the year	123,251	161,305
Cash and cash equivalents at end of the period	$103,735	$160,762

SOPHiA GENETICS SA
Reconciliation of IFRS Revenue Growth to Constant Currency Revenue Growth
and Constant Currency Revenue Growth Excluding COVID-19-Related Revenue
(Amounts in USD thousands, except for %)
(Unaudited)

	Three months ended March 31,
	2024	2023	Growth
IFRS revenue	$15,779	$13,966	13%
Current period constant currency impact	(184)	—
Constant currency revenue	$15,595	$13,966	12%
COVID-19-related revenue	(35)	(125)
Constant currency impact on COVID-19-related revenue	2	—
Constant currency revenue excluding COVID-19-related revenue	$15,562	$13,841	12%
SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Gross Profit and Gross Profit Margin
(Amounts in USD thousands, except percentages)
(Unaudited)

	Three months ended March 31,
	2024	2023
Revenue	$15,779	$13,966
Cost of revenue	(5,374)	(4,272)
Gross profit	$10,405	$9,694
Amortization of capitalized research and development expenses(1)	727	432
Adjusted gross profit	$11,132	$10,126

Gross profit margin	66%	69%
Amortization of capitalized research and development expenses(1)	5%	4%
Adjusted gross profit margin	71%	73%

SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Operating Loss for the Period
(Amounts in USD thousands)
(Unaudited)

	Three months ended March 31,
	2024	2023
Operating loss	$(18,756)	$(19,287)
Amortization of capitalized research & development expenses (1)	727	432
Amortization of intangible assets(2)	174	173
Share-based compensation expense(3)	3,714	2,430
Non-cash pension expense(4)	77	78
Adjusted operating loss	$(14,064)	$(16,174)

SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Operating Loss
for the fourth quarter and fiscal year 2023
(Amounts in USD thousands)
(Unaudited)

	Three months ended	Year ended
	December 31, 2023
Operating loss	$(18,946)	$(74,826)
Amortization of capitalized research & development expenses (1)	619	2,099
Amortization of intangible assets(2)	193	729
Share-based compensation expense(3)	4,211	15,247
Non-cash pension expense(4)	(625)	(394)
Costs associated with restructuring(5)	1,232	1,232.00
Adjusted operating loss	$(13,316)	$(55,913)

Notes to the Reconciliation of IFRS to Adjusted Financial Measures Tables
(1)Amortization of capitalized research and development expenses consists of software development costs amortized using the straight-line method over an estimated life of five years. These expenses do not have a cash impact but remain a recurring expense generated over the course of our research and development initiatives.

(2)Amortization of intangible assets consists of costs related to intangible assets amortized over the course of their useful lives. These expenses do not have a cash impact, but we could continue to generate such expenses through future capital investments.
(3)Share-based compensation expense represents the cost of equity awards issued to our directors, officers, and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These expenses do not have a cash impact but remain a recurring expense for our business and represent an important part of our overall compensation strategy.
(4)Non-cash pension expense consists of the amount recognized in excess of actual contributions made to our defined pension plans to match actuarial expenses calculated for IFRS purposes. The difference represents a non-cash expense but remains a recurring expense for our business as we continue to make contributions to our plans for the foreseeable future.
(5)Costs associated with restructuring consists of compensation paid to employees during their garden leave period, severance, and any other amounts legally owed to the employees resulting from their termination as part of a planned workforce reduction, which we undertook to optimize our operations. Additionally, it includes any legal fees incurred as part of the restructuring process. While such actions are not planned going forward as part of our regular operations, we expect such expenses could still be incurred from time to time based on corporate needs.